March 7, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Gary Todd, Reviewing Accountant

Re:	Becton, Dickinson and Company (the “Company”)

Form 10-Q for the quarter ended December 31, 2007 (the “Form 10-Q”)

Filed February 4, 2008

Form 8-K dated January 24, 2008

File No. 001-04802

Ladies and Gentlemen:

As requested by the Staff, we are supplementally providing this letter in connection with our prior letter sent to the Staff on February 19, 2008, that was provided in response to the comments on the above filings contained in the Staff’s letter of February 5, 2008.

In response to Comment 1 of your letter, we explained that we intend to file a Form 8-K that would include the credit agreement among the registrant and various banks (the “Credit Agreement”), which has already been filed as exhibit 10(r) to the above-referenced Form 10-Q, and the related exhibits to the Credit Agreement (the “Exhibits”), which were inadvertently omitted from the Form 10-Q. The Exhibits contain only blank forms, including forms of notes, form notices of borrowing and form legal opinions, which function largely as templates for the possible terms and conditions related to any potential borrowings under the Credit Agreement.

The Credit Agreement was filed pursuant to Item 601(b)(10) of Regulation S-K. The Company has never drawn upon the Credit Agreement and has no outstanding loans or borrowings under such Credit Agreement. We decided to file the Credit Agreement with the Form 10-Q in order to provide additional information to our investors about our available sources of funds. In this context, we believe that the Exhibits are clearly immaterial since they are blank forms and do not include any operative terms or conditions that could have any impact on the Company. If the Company were to determine in the future to draw on the Credit Agreement, the Company would disclose the actual terms of such borrowings at that time.

Based on the reasons as described, we determined that the concerns indicated by the Staff’s comment could be addressed with a filing under Form 8-K that would include both the Credit Agreement and Exhibits, as that would publicly disclose all of the information, which we believe is the basis for, and consistent with, the purpose of Item 601(b)(10) of Regulation S-K. If the Staff prefers, we could instead make the complete filing in our next Form 10-Q, which is expected to be filed on or about May 9, 2008.

Based on the foregoing, we believe that our proposal to file the Credit Agreement and Exhibits via a Form 8-K is responsive to Comment 1 of your February 5th letter.

If you would like to discuss these responses, please call either William Tozzi, our Vice President – Finance, at (201) 847-7076, or myself at (201) 847-7322.

Very truly yours,

/s/ John R. Considine

John R. Considine

Senior Executive Vice President and

Chief Financial Officer

cc:	Securities and Exchange Commission

Martin James

Kristin Lochhead

Geoff Kruczek

Russell Mancuso

Becton, Dickinson and Company

Edward J. Ludwig, Chairman, President and Chief Executive Officer

Jeffrey S., Sherman, Senior Vice President and General Counsel

William A. Tozzi, Vice President, Finance

Kathryn J. Garbarini, Director of Financial Reporting and Policy

Gary DeFazio, Associate General Counsel

Members of the Audit Committee

Davis Polk & Wardwell

Sarah E. Beshar, Esq.

Ning Chiu, Esq.

Ernst & Young, LLP

Bud McDonald

Patricia Janicek